PRESS RELEASE

ASANKO GOLD ANNOUNCES MANAGEMENT RESTRUCTURING

Vancouver, British Columbia, July 11, 2019 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE American: AKG) announces changes to its senior management team following a thorough review of the current business needs as managers and operators of the Asanko Gold Mine (“AGM”) in Ghana, West Africa.

The AGM is owned by Asanko Gold Ghana Limited (“AGGL”).  AGGL is 90% owned by a 50:50 Joint Venture between the Company and Gold Fields Limited (JSE/NYSE: GFI) and 10% owned by the Government of Ghana.  These changes will better align the business to the strategy of maximizing the benefits of the recent major capital investments at the AGM as the focus shifts to cash flow generation.

Effective August 1, 2019, Josephat (Joe) Zvaipa will be appointed Executive Vice President & Chief Operating Officer based in the Company’s Johannesburg office.  Joe currently acts as Chairman of the Management Committee of the Joint Venture and will continue to manage the operations as well as joint venture relations in his new role, reporting to the Chief Executive Officer.  For the past four years, Joe has been the Company’s Managing Director, Ghana.  The move follows the recent appointment of Frederick Attakumah, previously Senior Vice President – Corporate Affairs and Sustainability, as Executive Vice President and Managing Director of AGGL.

In conjunction with the change, Peter Breese will be retiring from his management and board roles with the Company. “On behalf of the Board and the entire Asanko team, I would like to thank Peter for his commitment in his seven years as President and CEO of the Company and wish him well,” said Colin Steyn, Chairman of the Board of Directors, “under Peter’s leadership we have seen the emergence of a new mine in Ghana, the introduction of a strong joint venture partnership with Gold Fields and we now have a solid platform upon which to deliver shareholder value.”

The Company’s technical services group, based in Johannesburg, will continue to support the AGM operations with long-range mine planning, resource estimation, capital project management, exploration planning and engineering. The group will be consolidated and managed by Asanko’s current Senior Vice President Mineral Resources, Mike Begg, in a newly created role of Senior Vice President Technical Services, reporting to the Chief Executive Officer.

The roles of Executive Vice President Strategy, Senior Vice President Organisational Capability, Senior Vice President Metallurgy  and Senior Vice President Projects have been made redundant effective July 31, 2019. The Company thanks Rob Slater, Frans de Bruyn, Russell Bradford and Hugo Truter for their dedicated service.  All were instrumental in the successful construction of the AGM as well as the mill expansion project.

Greg McCunn, Chief Executive Officer commented, “With the changes announced today, we are moving forward with a capable and experienced management team that is focused on operational excellence and value creation. As we look to the future, this is the first step in the transition of our business away from capital projects to a focus on free cash flow generation and positive returns to shareholders.”

Enquiries:

Alex Buck – Investor & Media Relations Toll-Free (N.America): 1-855-246-7341 Telephone: +44 7932 740 452 Email: alex.buck@asanko.com

About Asanko Gold Inc.

Asanko’s flagship project, located in Ghana, West Africa, is the jointly owned Asanko Gold Mine with Gold Fields Ltd, which Asanko manages and operates. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.asanko.com.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, investors should review the Company's Annual Form 40-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.